SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Records 4Q10 Operating Income of R$261.9mm

EBIT moves up by 120% over the same period in 2009, with an operating margin of 14%, the highest for four years

São Paulo, February 23, 2010 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces today its results for the fourth quarter of 2010 (4Q10). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the fourth quarter of 2009 (4Q09) and the third quarter of 2010 (3Q10).

Highlights

         GOL’s net revenue totaled R$1,869.8mm, 15.6% above the R$1,617.6mm recorded in 4Q09 and 4.5% up on the R$1,788.9mm posted in 3Q10. The upturn was driven by strong demand, which allowed the Company to generate higher yields (increase of 12.9%) while maintaining a load factor of more than 70% (71.1% in 4Q10).

       Operating income (EBIT) came to R$261.9mm, with a margin of 14.0%, the highest in the last 16 quarters, 6.6 p.p. up year-on-year and 3.5 p.p. more than in 3Q10. This result reflects the combination of GOL’s efforts to: (i) increase the aircraft utilization rate, which averaged around 13 block hours per day in 4Q10 versus close to 12 hours in 4Q09); (ii) generate higher yields through dynamic fare management; and (iii) focus on increasing the RASK-CASK spread by diluting operating costs.

       Fourth-quarter EBITDAR stood at R$475.0mm (25.4% margin), 63.8% and 7.4 p.p. up, respectively, on the R$290.1mm and margin of 17.9% recorded in 4Q09, and a 24.7% and 4.1 p.p. improvement over the R$380.9mm and 21.3% reported in 3Q10.

IR Contacts

Leonardo Pereira

Rodrigo Alves

Raquel Kim

Mario Liao

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

Conference Calls
Wednesday

February 23, 2011

Portuguese

12:30 p.m. (Brazil)

10:30 a.m. (US ET)

Phone +55 (11) 3127-4971

Code: GOL

Replay: +55 (11) 3127-4999

Replay Code: 97049674

Live webcast:

www.voegol.com.br/ri

English

11:00 a.m. (Brazil)

9:00 a.m. (US ET)

Phone: +1 (412) 317-6776

(other countries) or

+1 (877) 317-6776 (USA)

Code: GOL

Replay: + 1 (412) 317-0088
(other countries) or

+1 (877) 344-7529 (USA)

Replay code: 447694#

Live webcast:

www.voegol.com.br/ir

Highlights (R$MM)	4Q10	4Q09	Var.%	3Q10	Var.%
Net Revenue	1.869.8	1.617.6	15.6%	1.788.9	4.5%
Operating Expenses	(1.607.9)	(1.498.5)	7.3%	(1.601.7)	0.4%
Operating Income (EBIT)	261.9	119.2	119.8%	187.2	39.9%
Operating Margin	14.0%	7.4%	+6.6 pp	10.5%	+3.5 pp
EBITDAR	475.0	290.1	63.8%	380.9	24.7%
EBITDAR Margin	25.4%	17.9%	+7.4 pp	21.3%	+4.1 pp
Net Income	132.2	397.8	-66.8%	110.0	20.2%
Cash / LTM Net Revenue	28.3%	23.9%	+4.4 pp	26.3%	+2.1 pp
Adjusted Gross Debt / LTM EBITDAR	5.0 x	6.4 x	-22.0%	5.6 x	-10.9%
Adjusted Net Debt / LTM EBITDAR	3.7 x	5.2 x	-28.9%	4.3 x	-13.8%

        GOL ended the quarter with a leverage ratio (adjusted gross debt / EBITDAR) of 5.0x, versus 6.4x in 4Q09 and 5.6x in 3Q10. The adjusted net debt / EBITDAR ratio was 3.7x, compared to 5.2x in 4Q09 and 4.3x in 3Q10. GOL therefore achieved its end-of-2010 leverage ratio, and is in the group of airlines capable of reducing its leverage and generating cash. The Company intends to further reduce its leverage ratio to below 4.5x and its adjusted net debt / EBITDAR ratio to below 3.5x for the next 18 months.

      Total cash (including cash equivalents and short-term investments) closed the quarter at R$1,978.6mm, an 11.9% increase over 3Q10 and 37.2% up on 4Q09, equivalent to 28.3% of LTM net revenue, therefore achieving its 2010 target of maintaining at least 25% of net revenue.

      In January 2011, GOL signed a new code-share agreement with Qatar Airways, the flag carrier of the State of Qatar, which operates direct flights between Doha (the country’s capital) and São Paulo. The agreement will permit mileage accrual on all flights operated by both airlines. As a result, the “GOL Alliance” now includes six major international players: American Airlines, AirFrance/KLM, Delta Air Lines, Iberia, AeroMexico and Qatar Airways.

      In 2010, GOL also signed new interline agreements with the regional airlines NOAR Linhas Aéreas and Passaredo Linhas Aéreas. Thanks to these partnerships, GOL added more new regional destinations (Bauru, Montes Claros, Caruaru, Mossoró, Marília, Ribeirão Preto, São José de Rio Preto, Barreiras, Vitória da Conquista (in the Bahia State) and Ji-Paraná (in the Rondônia State); and international destinations (St. Maarten, Punta Cana in the Dominican Republic, Bridgetown in Barbados, and Jorge Newbery Airport in Buenos Aires).

       GOLLOG did exceptionally well in 2010, completing 10 years of regular operations in January, with almost 100 units and coverage of more than 2,000 municipalities. In September 2010, it opened a new terminal in Congonhas airport in São Paulo, Brazil’s most important domestic airport. Cargo revenue has been making an increasing contribution to ancillary revenues and climbed by 50% over 4Q09, while its share of net revenue stood at 4.0% in the quarter, versus 3.0% in 4Q09. GOLLOG’s end-of-2011 target is to reach 144 units and cover up to 3,000 municipalities.

       Buy on Board, an additional on-board service that supplements GOL's standard service, was launched in June 2009, with a high customer approval rate. Initially present on 42 flights, it closed 2010 with 84 flights. Due to its success, GOL is planning to expand this service to 50% of its total daily flights by the end of 2011.

       In the first half of 2010 GOL concluded its fleet renovation plan, and the fleet now consists entirely of Boeing 737-700NG and 737-800NG operating aircraft. A standardized fleet not only allows the Company to provide its customers with better-quality service, but also improves its financial performance by reducing maintenance, crew training and fuel consumption costs. In 2010, it returned all its B737-300s aircraft to the lessors, thereby diluting fixed leasing costs. At year-end, it had 100 firm orders, 10 purchase rights and an additional 40 purchase options, for acquisition of Boeing 737 NGs to be delivered between 2011 and 2016 out of a total order of 177 Boeing aircraft.

GOL received the following awards in 2010:

▪   Best Company for Shareholders 2010, in the R$5bn to R$15bn market cap category, awarded by Capital Aberto Magazine Award.

▪   The Best of Dinheiro 2010 – Best Company in the Transportation Service Sector awarded by Istoé Dinheiro magazine;

▪   IR Magazine Awards Brazil 2010 – GOL won the Most Progress in Investor Relations category among those companies with the highest market cap in the country;

▪   Best Managed LATAM – 2010 in the Airline category from Euromoney magazine;

▪   Deal of the Year 2009, from AirFinance Magazine, published by Institutional Investor, for its US$150mm PDP Facility, announced in December 2009;

▪   Best Corporate Governance Practices and Best Investor Relations Website, by IR Global Rankings 2010 (IRGR), the 12th edition of these awards;

▪  Institutional Investor Latin America - Best CEO, CFO e IRO – according to the opinion of assets analysts and institutional investors;

▪   2010 National Teleservices Award awarded by the Brazilian Teleservices Association, in the categories: “GOL for the customer” and “Customer/Consumer Communication Channels” with the case “Home Based: the VIP lounge for the GOL customer”; and

▪   Companies with the Most Respect for Consumers in the Airline Category – 2010 awarded by Consumidor Moderno magazine.

Management Comments

In its first ten years of operations, completed on January 15, 2011, GOL surpassed the mark of 160 million passengers carried, offered a series of new services and entered into several partnerships, strengthening its relations with customers and ensuring their satisfaction so that GOL became their first airline of choice.

The year’s operating and financial results achieved in 2010 have already put GOL among the most profitable airlines  in the world, and management is fully confident that this will continue in 2011.

Operating improvements in the coming years will be based on its low-cost and low-fare model, as it strives to build an increasingly solid operation focused on the Brazilian market, backed by yet another year of consistent growth.

Results in 2010 and the years ahead were only achieved and will only be achieved thanks to the dedication of GOL’s Team of Eagles, our 18,000-plus employees, and I would like to take this opportunity to thank each and every one of them for their commitment.

Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Total System	4Q10	4Q09	Var.%	3Q10	Var.%
ASK - GOL (billions)	11.7	10.6	10.4%	11.6	0.9%
ASK - Industry (billions)	35.4	30.5	16.1%	34.2	3.5%
RPK - GOL (billions)	8.3	7.8	6.4%	8.3	0.0%
RPK - Industry (billions)	25.7	22.2	15.8%	25.2	2.0%
Load Factor - GOL (%)	71.1%	73.4%	-2.3 p.p	71.3%	-0.2 p.p
Load Factor - Industry (%)	72.6%	72.8%	-0.2 p.p	73.7%	-1.1 p.p
Domestic Market	4Q10	4Q09	Var.%	3Q10	Var.%
ASK - GOL (billions)	10.5	9.4	11.5%	10.1	4.0%
ASK - Industry (billions)	27.3	23.0	19.1%	25.8	6.1%
RPK - GOL (billions)	7.4	7.0	6.9%	7.2	4.0%
RPK - Industry (billions)	19.4	16.6	16.9%	18.4	5.4%
Load Factor - GOL (%)	71.1%	74.2%	-3.1 p.p	71.1%	-0.0 p.p
Load Factor - Industry (%)	71.1%	72.4%	-1.3 p.p	71.6%	-0.5 p.p
International Market	4Q10	4Q09	Var.%	3Q10	Var.%
ASK - GOL (billions)	1.2	1.2	2.6%	1.5	-19.4%
ASK - Industry (billions)	8.1	7.5	7.8%	8.4	-4.2%
RPK - GOL (billions)	0.9	0.8	8.4%	1.1	-21.3%
RPK - Industry (billions)	6.3	5.6	13.9%	6.8	-7.4%
Load Factor - GOL (%)	70.6%	66.8%	+3.7p.p	72.2%	-1.7 p.p
Load Factor - Industry (%)	78.6%	74.4%	+4.2 p.p	81.3%	-2.7 p.p

Operating Performance	2010	2009	Var.% (YoY)
Total System
ASK (billion)	45.6	40.4	12.9%
RPK (billion)	30.6	25.7	19.2%
Load Factor	67.1%	63.6%	+3.5 p.p
Domestic Market
ASK (billion)	40.8	36.2	12.6%
RPK (billion)	27.8	23.7	17.0%
Load Factor	68.0%	65.5%	+2.6 p.p
Internacional Market
ASK (billion)	4.8	4.1	16.1%
RPK (billion)	2.9	2.0	46.2%
Load Factor	59.6%	47.3%	+12.3 p.p

Data from the Brazilian Civil Aviation Authority (ANAC): adjusted in accordance with the new methodology adopted as of October 2010.

Change in Data Calculation Methodology – ANAC

In October 2010, ANAC’s monthly traffic information was subjected to a new calculation method (Official Letter no. 11/2010/GEAC/SRE/ANAC). According to the authority, the changes were designed to ensure alignment with the concepts adopted by the International Civil Aviation Organization (ICAO). The alteration was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. The changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic lags in international flights, which are now considered to be part of the domestic market.

Demand

In 4Q10, the Company surpassed the mark of 160.5mm passengers carried since it began operations in 2001, the highest growth in the history of Brazilian commerial aviation.

The domestic aviation industry demand grew by 23.5%, the highest figure for five years, and market projections point to further double-digit growth in 2011. The upturn reflects the industry’s positive scenario in the past few years, together with the recovery of Brazil’s economy and increasing access to air transport on the part of Brazil’s emerging middle class.

Domestic market

GOL’s domestic demand increasing by 6.9% over 4Q09, chiefly due to Brazil’s improved economic scenario and increasing access to the service industry by Brazil’s emerging middle class, in addition to its competitive advantages. In comparison with 3Q10, demand grew by 4.0% due to seasonal factors, i.e. the school vacations and end-of-year festivities which characterize the busiest quarter of the year in terms of passenger traffic.

GOL ended 2010 with a 39.5% share of domestic demand, 2.2 p.p. down on the 41.7% recorded in 2009, mainly due to the 18.0% upturn in national supply, which encouraged sector demand. The Company continued with its responsible capacity management strategy, allowing it to improve load factors, maintain a competitive pricing policy, push up the aircraft utilization rate, reduce CASK ex fuel, and, consequently, enhance its operating margins.

International Market

Demand on GOL’s international route network growing by 8.4% over 4Q09, chiefly due to the recovery of the Latin American scenario, in addition to: (i) the larger number of international destinations (Punta Cana, Barbados, St. Maarten, the Jorge Newbery Airport in Buenos Aires); (ii) the sector’s improved regularity and punctuality indices during the year’s busiest period; (iii) the reactivation of B767 aircraft for use on international charter flights in order to meet growing demand in this segment; and (iv) the 2.4% appreciation of the Real against the Dollar, which helped boost tourism growth in the Southern Cone and Caribbean regions. In comparison with the previous quarter, international market demand fell by 21.3% due to the change in ANAC’s methodology which in 3Q10 classified international flights with stopovers at domestic airports as being part of the international market, and as of 4Q10 began to classify them as domestic flights.

Supply

GOL added disciplined capacity in the market growing by 11.5%, versus the industry’s 19.1% in the year-on-year comparison.

Supply on the Company’s total route network recorded a 10.5% upturn, due to: (i) the larger average number of aicraft in operation (operational fleet);  (ii) the higher fleet utilization rate (12.4 block hours/day in 4Q10 versus 12.1 in 4Q09); (iii) the 1.8%  increase in the average stage length (910 km in 4Q10, versus 894km in 4Q09); (iv) the replacement of 11 B737-300s (approximately 145 seats) with B737-800s (185 seats); (v) the reactivation of B767 aircraft for use on international charter flights in order to meet growing demand in this segment; and (vi) GOL’s higher number of national and international destinations (Bauru, Montes Claros, Punta Cana, Barbados, St. Maarten, the Jorge Newbery Airport in Buenos Aires). These positive factors were partially offset by the change in ANAC’s methodology, which led to a year-on-year reduction in ASK.

Load Factor and Yields

GOL’s load factor totaled 71.1% in 4Q10, 2.3 p.p. below the 73.4% recorded in 4Q09 and 0.2 p.p. down on the 71.3% reported in 3Q10.

Yields grew by 12.9% and 5.4%, respectively, over 4Q09 and 3Q10, in both cases due to the higher  number of passengers, which allowed the Company to increase fares with no undue impact on the load factor. Consequently, PRASK increased by 9.4% and 5.1%, respectively.

Operating Data	4Q10	4Q09	Var.%	3Q10	Var.%
Revenue Passengers (000)	8,964	8,381	7.0%	8,698	3.1%
Revenue Passengers Kilometers (RPK) (mm)	8,315	7,771	7.0%	8,266	0.6%
Available Seat Kilometers (ASK) (mm)	11,699	10,592	10.5%	11,595	0.9%
Load Factor	71.1%	73.4%	-2.3 pp	71.3%	-0.2 pp
Break-Even Load Factor (BELF	61.1%	68.0%	-6.8 pp	63.8%	-2.7 pp
Aircraft Utilization (Block Hours/Day)	12.9	12.1	6.1%	12.7	1.2%
Average Fare (R$)	189.4	167.7	13.0%	184.1	2.9%
Yield per Passenger Kilometer Net(R$ cents)	20.42	18.08	12.9%	19.37	5.4%
Passenger Revenue per ASK (PRASK) (R$ cents)	14.51	13.27	9.4%	13.81	5.4%
Operating Revenue per ASK Net (RASK) (R$ cents)	15.98	15.27	4.6%	15.43	3.6%
Operating Cost per ASK (CASK) (R$ cents)	13.74	14.15	-2.9%	13.81	-0.5%
Operating Cost, Excluding Fuel, per ASK (R$ cents)	8.77	9.88	-11.5%	8.81	-0.7%
Departures	74,911	71,187	5.2%	74,748	0.2%
Average Stage Lenght (km)	910	894	1.8%	920	-1.2%
Average Number of Operating Aircraft	113.0	108.7	4.0%	112.0	0.9%
Fuel Consumption (mm liters)	377	346	8.9%	377	0.1%
Full-Time Equivalent Employees at Period End	18,776	17,963	4.5%	18,649	0.7%
Average Exchange Rate (1)	1.70	1.74	-2.4%	1.75	-3.0%
End of Period Exchange Rate (1)	1.67	1.74	-4.3%	1.69	-1.7%
Inflation (IGP-M) (2)	11.3%	-0.1%	+11.4 pp	7.9%	+3.4 pp
Inflation (IPCA) (3)	5.9%	1.1%	+4.8 pp	3.6%	+2.3 pp
WTI (avg. per barrel, US$) (4)	85.24	76.03	12.1%	76.21	11.9%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.62	0.52	19.0%	0.55	13.1%

 Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

Net Revenue

Net revenue totaled R$1,869.8mm in 4Q10, 15.6% up on the R$1,617.9mm recorded in 4Q09, and 4.5% more than the R$1,788.9mm reported in 3Q10, as shown below:

Net Revenue Breakdown (R$ MM)	4Q10	4Q09	Var.%	3Q10	Var.%
Net Revenue	1,869.8	1,617.6	15.6%	1,788.9	4.5%
Passenger	1,698.0	1,405.1	20.8%	1,601.1	6.0%
Ancilliary	171.9	212.5	-19.1%	187.8	-8.5%

Fourth-quarter passenger revenue came to R$1,698.0mm, 20.8% more than the R$1,405.1mm posted in the same period last year, fueled by the 7.0% increase in demand, which pushed up yields by 12.9%, partially offset by the 2.3 p.p. decline in the load factor. In comparison with 3Q10, passenger revenue increased by 6.0%, also due to the 5.4% upturn in yields (partially offset by the 0.2 p.p. reduction in the load factor).

Ancillary revenue (cargo, flight rebooking, excess baggage, on-board sales, etc) decreased by 19.1% year-on-year, due to the decrease in no-show fee and tickets rescheduling revenue. In comparison with 3Q10, ancillary revenue decreased by 8.5%, due to the same reasons stated above and by the decline in revenue from the Smiles mileage program and miles used by partner airlines.

RASK (revenue per available seat kilometer) grew by 4.6%, from 15.27 cents (R$) in 4Q09 to 15.98 cents (R$) in 4Q10, due to the 12.9% increase in yields (despite the 10.5% upturn in capacity) partially offset by the decrease of ancillary revenue in total net revenue. Compared to the 15.43 cents (R$) reported in 3Q10, RASK climbed by 3.6% due to the 5.4% upturn in yield, partially offset by the decrease of ancillary revenue, the 4.0% upturn in capacity and the 0.2 p.p. decline in the load factor.

Operating Costs and Expenses

Operating Expenses (R$MM)	4Q10	4Q09	Var.%	3Q10	Var.%
Aircraft Fuel	(584.6)	(451.9)	29.4%	(580.1)	0.8%
Salaries, Wages and Benefits	(343.9)	(299.8)	14.7%	(312.5)	10.1%
Aircraft Rent	(138.9)	(144.4)	-3.8%	(130.4)	6.5%
Aircraft Insurance	(11.7)	(11.8)	-0.9%	(11.5)	1.9%
Sales and Marketing	(106.8)	(94.1)	13.5%	(90.7)	17.7%
Landing Fees	(92.9)	(74.6)	24.5%	(83.7)	11.1%
Aircraft and Traffic Servicing	(119.1)	(103.3)	15.3%	(110.9)	7.4%
Maintenance, Materials and Repairs	(54.6)	(148.3)	-63.2%	(134.0)	-59.3%
Depreciation and Amortization	(74.2)	(26.4)	180.7%	(63.3)	17.3%
Other Operating Expenses	(81.2)	(143.8)	-43.6%	(84.8)	-4.2%
Total Operating Expenses	(1,607.9)	(1,498.5)	7.3%	(1,601.7)	0.4%
Operating Expenses Ex-Fuel	(1,023.3)	(1,046.6)	-2.2%	(1,021.6)	0.2%

Operating costs totaled R$1,607.9mm in the quarter, 7.3% up on 4Q09, mainly due to: (i) the 12.1% increase in the WTI oil price and the 8.9% upturn in fuel consumption (as a result of the 8.3% period growth in the number of hours flown); (ii) costs directly related to the Company's operations (handling, aircraft cleaning, landing fees and navigational assistance); (iii) IT and consulting expenses due to the introduction and improvement of internal systems for efficiency gains (Smiles, Buy-on-Board, remote check-in and zero-based budgeting); (iv) higher salaries, wages and benefits due to the expansion of the workforce, and the impact of the partial 6.0% (from the 8.75% pay rise approved with the Union on January 21, 2011) on December’s salary and the 13th salary bonus; and (v) the upturn in depreciation and amortization expenses due to the change in accounting practices in 1Q10, as well as the larger number of aircraft under financial leasing.

In comparison with the previous quarter, operating costs edged up by 0.4%, chiefly due to: (i) the increase in advertising expenses as a result of the company’s new institutional campaign; (ii) higher expenses related to the company’s operations (handling, aircraft cleaning, landing fees, navigational assistance and direct passenger expenses); (iii) increased salaries, wages and benefits due to the expansion of the workforce and the annual pay rise; and (iv) the 6.5% upturn in operational leasing expenses. These factors were partially offset by the 59.3% decline in engine maintenance expenses.

Operating Expenses per ASK*	4Q10	4Q09	Var.%	3Q10	Var.%
Aircraft Fuel	(5.00)	(4.27)	17.1%	(5.00)	-0.1%
Salaries, Wages and Benefits	(2.94)	(2.83)	3.9%	(2.69)	9.1%
Aircraft Rent	(1.19)	(1.36)	-12.9%	(1.12)	5.6%
Aircraft Insurance	(0.10)	(0.11)	-10.3%	(0.10)	1.0%
Sales and Marketing	(0.91)	(0.89)	2.8%	(0.78)	16.7%
Landing Fees	(0.79)	(0.70)	12.8%	(0.72)	10.1%
Aircraft and Traffic Servicing	(1.02)	(0.98)	4.4%	(0.96)	6.5%
Maintenance, Materials and Repairs	(0.47)	(1.40)	-66.7%	(1.16)	-59.6%
Depreciation and Amortization	(0.63)	(0.25)	154.1%	(0.55)	16.3%
Other Operating Expenses	(0.69)	(1.36)	-48.9%	(0.73)	-5.1%
Total (CASK)	(13.74)	(14.15)	-2.9%	(13.81)	-0.5%
CASK Excluding Fuel Expenses	(8.75)	(9.88)	-11.5%	(8.81)	-0.7%

* CASK = operating costs and expenses divided by ASK, expressed in cents(R$)

Operating costs per ASK (CASK) totaled 13.74 cents (R$) in 4Q10, 2.9% down on the 14.15 cents (R$) reported in 4Q09. As a result, there was again some dilution of CASK when compared to nominal terms, due to the company’s increased productivity (2.4% upturn in the aircraft utilization rate), which resulted in a 10.5% capacity increase. Compared to 3Q10, CASK fell by 0.5%, as a result of the 0.9% increase in capacity.

CASK excluding fuel expenses (CASK ex-fuel) amounted to 8.75 cents (R$), 11.5% down on the 9.88 cents (R$) reported in the same quarter last year, also due to the Company's increased productivity, which, by raising capacity by 10.5%, diluted fixed costs. In comparison with 3Q10, CASK ex-fuel dipped by 0.7%, chiefly due to: (i) the 2.3% increase in aircraft utilization; (ii) lower CASK from aircraft maintenance expenses (in 3Q10 there was a concentration of engine removals, as disclosed in that quarter’s earnings release). These factors were partially offset by (iii) higher CASK in the other expenses, sales and marketing and landing fees lines.

Aircraft fuel costs came to R$584.6mm in the quarter, 29.4% up on 4Q09 due to the following factors: (i) the 12.1% growth in the cost of WTI jet fuel, partially offset by the average 2.4% period depreciation of the Dollar against the Real; and (ii) the 8.9% upturn in fuel consumption  as a result of increased operational volume. Compared to 3Q10, fuel costs increased by 0.8% and consumption grew by 0.1%. In per-ASK terms, there was a 17.1% upturn and a 0.1% decline over 4Q09 and 3Q10, respectively.

Salaries, wages and benefits came to R$343.9mm in 4Q10, 14.7% up on 4Q09, chiefly due to: (i) partial provision of 6.0% from the 8.75% pay rise approved with the Union on January 21, 2011 on December’s salaries; (ii) the 4.5% expansion of the workforce fueled by the need to keep pace with the growth of the Company's operations, in turn caused by the sustainable increase in demand in the domestic and international markets; and (iii) the increase in flight crew bonuses due to the 8.3% upturn in the number of hours flown by the Company.

In comparison with 3Q10, salaries, wages and benefits grew by 10.1%, due to: (i) the increase in the hourly compensation paid to flight crew (8.3% upturn in the number of hours flown); (ii) the expansion of the workforce (0.7% for pilots and co-pilots and 5.9% for crew); (iii) the 6.0% rise in provisions for the December pay hike related to the 2nd portion of the 13th salary bonus. In per-ASK terms, these costs increased by 3.9% and 9.1% over 4Q09 and 3Q10, respectively.

Aircraft leasing costs totaled R$138.9mm, 3.8% down on 3Q09, due to: (i) the average 2.4% period depreciation of the Dollar against the Real; (ii) the higher number of aircraft under financial leasing (39 in 4Q10 and 33 in 4Q09); and (iii) the return of 11 B737-300s under operational leasing in the first half of 2010, which helped reduce quarterly expenses by approximately R$9mm. These factors were partially offset by non-recurring expenses of around R$11.0mm from the accounting reconciliation of aircraft returned throughout 2010. In comparison with 3Q10, leasing costs grew by 6.5%, chiefly due to the above-mentioned accounting adjustment, partially offset by the period addition of four aircraft under financial leasing. In per-ASK terms, leasing costs declined by 12.9% over 4Q09 and increased by 5.6% over 3Q10.

Aircraft insurance remained virtually stable, with a slight drop of 0.9%, from R$11.8mm in 4Q09 to R$11.7mm in 4Q10, due to the interim reduction in the fleet from 127 to 125 aircraft and the average 2.4% depreciation of the Dollar against the Real, given that these contracts are executed in foreign currency. In comparison with the R$11.5mm registered in previous quarter, there was an increase of 1.9%, due to the larger number of aircraft (125 in 4Q10 versus 121 in 3Q10). In per-ASK terms, aircraft insurance fell by 10.3% over 4Q09 and grew by 1.0% over 3Q10.

Sales and marketing expenses came to R$111.8mm, 13.5% up on the R$94.1mm reported in 4Q09, due to: (i) the increase in expenses associated with sales incentives; and (ii) expenses of approximately R$11mm associated with GOL’s new institutional campaign. These factors were partially offset by the elimination of ticket sale commissions for travel agents as of February 2010.

Compared to 3Q10, these expenses moved up by 17.7% due to the new institutional campaign expenses and the 31.7% increase in expenses from sales incentives, given that such incentives are related to travel agents’ sales targets, which in turn were higher than the targets established for the previous quarter. In per-ASK terms, sales expenses rose by 2.8% and 16.7% over 4Q09 and 3Q10, respectively.

Landing fees totaled R$92.9mm in 4Q10, 24.5% more than the R$74.6mm recorded in 4Q09, due to: (i) the 5.2% upturn in the number of departures; (ii) the larger number of operations in international airports in South America (whose fees are higher) with B767 aircraft (higher unit costs than domestic flights with B737s); and (iii) non-recurring landing fee payments in Congonhas airport of approximately R$6mm, due to the reconciliation of 2010 fees with Infraero. This increase was partially offset by the average 2.4% depreciation of the Dollar against the Real between the periods (international landings). Compared to 3Q10, these fees fell by 11.1% for the same reasons (0.2% upturn in the number of landings). In per-ASK terms, they grew by 12.8% and 10.1% over 4Q09 and 3Q10, respectively.

Aircraft and traffic servicing expenses totaled R$119.1mm, 15.3% up on the R$103.3mm reported in 4Q09, due to: (i) the increase in operational volume (5.2% upturn in departures and landings); (ii) higher expenses from IT services due to the improvement of internal software (Smiles, Buy on Board, remote check-in, on-board entertainment, among others); (iii) implementation of the Shared Service Center, designed to improve the quality and productivity of the Company’s processes; and (iii) expenses from consulting services related to the implementation of the Company's new budget planning method (zero-based budgeting).

In comparison with the previous quarter, these expenses grew by 7.4% due to: (i) higher operational volume (0.2% increase in the number of landings); and (ii) in addition to the non-recurring reversal, in this quarter, of a previously capitalized expense of approximately R$5mm related to an operational control (Optima) software. In per-ASK terms, these expenses increased by 4.4% and 6.5%, respectively, over 4Q09 and 3Q10.

Maintenance, materials and repairs came to R$54.6mm, 63.2% down on the R$148.3mm recorded in 4Q09, due to: (i) the lower number of engine removals for maintenance between the quarters (6 engines in 4Q10 versus 25 in 4Q09); (ii) expenses from the return of B737-300 aircraft in 4Q09, which were not incurred in 4Q10; and (iii) the average 2.4% depreciation of the Dollar against the Real, given that most of these expenses are in foreign currency.

In comparison with 3Q10, these costs fell by 59.3% thanks to the concentration of maintenance-based engine removals in 3Q10 due to the increase in fleet productivity since the year end of 2009, resulting in an expense of approximately R$45mm in the previous quarter (as discussed in 3Q10 release). In per-ASK terms, these costs fell by 66.7% and 59.6% over 4Q09 and 3Q10, respectively.

Depreciation and amortization expenses totaled R$74.2mm in 4Q10, 180.7% up on the R$26.4mm reported in 4Q09, due to: (i) the higher number of aircraft under financial leasing (39 in 4Q10, versus 33 in 4Q09); and (ii) the change in the Company’s estimate for the depreciation of maintenance costs for engines under financial leasing, which now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years (as discussed in the 1Q10 release.) Compared to the R$63.3mm recorded in 3Q10, these expenses grew by 17.3%, due to the addition of four aircrafts classified as financial leasing. In per-ASK terms, these expenses grew by 154.1% and 16.3% over 4Q09 and 3Q10, respectively.

Other operating expenses (mainly crew travel, accommodation and daily expenses, direct passenger expenses, equipment leasing and general and administrative expenses) totaled R$81.2mm in 4Q10, 43.6% down on 4Q09 due to non-recurring expenses in the previous year related to the improvement of internal controls, and the increase in accounting automation in order to adapt to the new accounting practices adopted.

In comparison with 3Q10, other operating expenses fell by 4.2% given the lower number of international passengers and landings that resulted in lower direct passenger expenses, crew accommodation and daily expenses. In per-ASK terms, these expenses declined by 48.9% and 5.1% over 4Q09 and 3Q10, respectively.

Operating Result*

Operating Results (R$ MM)	4Q10	4Q09	Var.%	3Q10	Var.%
EBIT	261.9	119.2	119.8%	187.2	39.9%
Margin	14.0%	7.4%	+6.6 pp	10.5%	+3.5 pp
per ASK	2.24	1.13	99.0%	1.61	38.7%
EBITDA	336.1	145.6	130.8%	250.5	34.2%
Margin	17.9%	9.0%	+8.9 pp	14.0%	+3.9 pp
per ASK	2.87	1.37	109.0%	2.16	33.0%
EBITDAR	475.0	290.1	63.8%	380.9	24.7%
Margin	25.4%	17.9%	+7.4 pp	21.3%	+4.1 pp
per ASK	4.06	2.74	48.3%	3.28	23.6%

The 4Q10 operating margin stood at 14.0%, 6.6 p.p. above the 7.4% recorded in 4Q09 and 3.5 p.p. higher than the 10.5% reported in 3Q10, representing the highest operating margin since 2006. These results reflects a better use of assets due to the increase of aircraft occupation and utilization rate, and control of operating costs.

The 4Q10 operating margin stood at 14.0%, and EBITDAR margin achieved 25.4%, being both the highest since 2006.

EBITDAR stood at R$475.0million, with an EBITDAR margin of 25.4%, 7.4 p.p. above the 17.9% reported in 4Q09 (on EBITDAR of R$290.1mm) and 4.1 p.p. higher than the 21.3% recorded in 3Q10 (on EBITDAR of R$380.9mm). Therefore, the EBITDAR for the quarter was the highest ever recorded in the Company’s history and the 4Q10 EBITDAR margin was the highest since 2006.

Hedge Result

The Company records derivative financial instruments in accordance with IAS 39 ― Financial Instruments: Recognition and Measurement.

Hedge Results (R$ MM) 4Q10	WTI	Câmbio	Juros	Total
Subtotal – Operating Result	-	-	-	-
Subtotal – Financial Result	(8.8)	(19.6)	2.0	(26.5)
Total	(8.8)	(19.6)	2.0	(26.5)
OCI (gross value)	10.6	-	-	10.6

*OCI (Other Comprehensive Income): O OCI acumulado (que se difere do lucro líquido) é atribuído a ganhos ou perdas não realizadas de uma variedade de fontes, como títulos mobiliários classificados como Disponíveis para Venda, e operações com derivativos classificados como hedge de Fluxo de Caixa ou como hedge de Investimentos Líquidos no Exterior.

In the fourth quarter of 2010, the Company recognized a net loss from hedge operations of R$26.5mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$11.7mm in the same period.

Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI) derivative contracts, generated losses of R$8.8mm in the quarter.

Of this total, losses of R$2.2mm from contracts maturing in 4Q10 (accrual basis) and losses of R$6.6mm from contracts maturing in the future, but which were booked in advance under the financial result, were considered ineffective for hedge accounting purposes.

Foreign exchange: foreign exchange hedge transactions generated a net loss of R$19.6mm, booked under the financial result. Of this total, losses of R$1.1mm originated from contracts maturing in 4Q10 (accrual basis), losses of R$1.1mm arose from contracts maturing in the future, but which were booked in advance and losses of R$15.8mm came from future Dollar contracts designated as fair value hedge. The Company also reported losses of R$1.6mm booked under financial expenses referring to a Dollar x CDI swap contracted to protect a debt against the exchange variation. Neither operation was considered effective for hedge accounting purposes.

* The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial number of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

Interest: interest hedge transactions generated a net gain of R$2.0mm, booked under the financial result. There were no gains or losses from derivatives designated for hedge accounting purposes.

Hedge Operations – Mark to Market Value	1T11	2T11	3T11	4T11	Total
Fuel
Notional Volume in Barrels ('000)	1,501	1.008	533	332	3,374
Notional Volume in Liters ('000)	238,629	160,252	84,736	52,781	536,339
Price per Barrel (US$) *	90.01	95.13	93.19	92.13	92,25
Mark-to-Market Value (R$MM) **	225.1	159.8	82.8	51.0	518,6
Foreign Exchange
Notional Value in US$ MM	56,000	9,000	-	-	65,000
Agreements Average Exchange Rate	1.9487	2.0250	-	-	1.9592
Total in R$MM	109.1	18.2	-	-	127.3

 * Weighted average among derivative strikes. Average for cap prices only.

** On 12/31/2010, the exchange rate was R$1.6662 / US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company employs a financial risk policy committee, comprising certain members of the Board, an external consultant, and senior executives. The committee meets quarterly to monitor and set 24-month targets on a rolling basis. The committee can also meet extraordinarily if any of its members calls a meeting. Management builds its hedge position based on these decisions.

The vast majority of the financial instruments used for hedging purposes consist of WTI and Dollar call options, Dollar future contracts, foreign exchange and CDI swaps, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

The tables below show the sensitivity analysis on December 31, 2010 and 2009, and the impacts of the price of financial instruments on the Company's annual result and on its shareholders' equity, based on the scenarios described below:

Fuel: 10 p.p. increase and reduction in the price of fuel, all other variables remaining constant;

(R$ MM)	2010		2009
	Effect on net income before income taxes	Effect on shareholders’ equity	Effect on net income before income taxes	Effect on shareholders’ equity
+10	(225,8)	(121.8)	(193.5)	(117.0)
-10	225,8	139.4	193.5	127.7

Dollar exchange rate: 10 p.p. increase and reduction in the dollar exchange rate, all other variables remaining constant;

(R$ MM)	2010		2009
	Effect on net income before income taxes	Efeito no PL	Effect on net income before income taxes	Effect on shareholders’ equity
+10	(237.0)	(156.4)	(296.1)	(190.5)
-10	237.0	156.4	296.1	191.7

Interest rate - Libor: 10 p.p. increase and reduction in the Libor rate, all other variables remaining constant;

(R$ MM)	2010		2009
	Effect on net income before income taxes	Effect on shareholders’ equity	Effect on net income before income taxes	Effect on shareholders’ equity
+10	-	-	(0.3)	(0.2)
-10	-	-	0.3	0.2

Net Financial Result

The 4Q10 net financial result was an expense of R$44.1mm versus an expense of R$72.3mm in 4Q09 and an expense of R$20.3mm in 3Q10.

Financial Result (R$ MM)	4Q10	4Q09	Var.%	3Q10	Var.%
Interest Expenses	(93.4)	(74.7)	25.1%	(84.6)	10.4%
Finance Leases	(21.2)	(19.5)	8.7%	(21.5)	-1.5%
Other Interest Expenses	(72.2)	(55.2)	30.9%	(63.3)	14.1%
Exchange Variation	44.3	12.7	248.2%	90.5	-51.0%
Interest and Investment Income	34.4	23.7	45.3%	28.2	22.2%
Hedge Results	(26.5)	3.6	nm	(47.0)	-43.5%
Other	(3.0)	(37.7)	-92.1%	(7.4)	-59.9%
Net Financial Results	(44.1)	(72.3)	-39.0%	(20.3)	117.4%

Interest expenses totaled R$93.4mm, 25.1% up on 4Q09, chiefly due to: (i) higher interest expenses from the senior notes issued in July 2010 and maturing in 2020; (ii) interest expenses from the R$600mm debenture issue launched at the end of September 2010; and (iii) the larger number of aircraft classified under financial leasing (39 in 4Q10, versus 33 in 4Q09).

In comparison to 3Q10, these expenses increased by 10.4%, chiefly due to: (i) the slight 1.2% upturn in the CDI interbank rate, to which the interest on the debentures is tied, and (ii) interest expenses from the R$600mm debenture issue at the end of September 2010 which were not incurred in the previous quarter. The increase was partially offset by the 1.7% appreciation of the Real (end of period), affecting interest payments on the foreign-currency debt, which closed 4Q10 at R$2,858.4mm.

The exchange variation generated revenue of R$44.3mm in 4Q10, mainly due to the impact of the 1.7% appreciation of the Dollar on the Company’s foreign-currency debt (76% of its total debt), versus revenue of R$12.7mm in 4Q09 due to the appreciation of the Real against the Dollar, even though the foreign-currency debt was lower. In 3Q10 there was a R$90.5mm expense also due to the 6.0% depreciation of the Real.

Interest and investment income came to R$34.4mm in 4Q10, 45.1% up on the R$23.7mm recorded in 4Q09, and 22.2% more than the R$28.2mm reported in 3Q10, both increases being due to: (i) the upturn in the CDI interbank rate on fixed-income investments; (ii) financial gains from increased investments of the Company’s cash position, which is already equivalent to 28.3% of LTM net revenue (versus 26.3% in 3Q10 and 23.9% in 4Q09).

Other financial expenses totaled R$3.0mm in 4Q10, versus R$37.7mm in 4Q09, chiefly due to the recognition, in the latter quarter, of non-recurring expenses totaling R$27mm from IOF (financial operations tax), associated with the Company’s adhesion to the federal government’s tax recovery program (REFIS), as disclosed in the 4Q09 release. The reduction over the R$7.4mm recorded in 3Q10 was due to the fact that the previous quarter included banking expenses and commissions related to the senior notes issued in July 2010 and maturing in 2020.

Income Tax

Income taxes (R$)	4Q10	4Q09	Var.%	3Q10	Var.%
Current Income Tax	(34.4)	(0.6)	5,633.9%	1.1	nm
Deferrend Income Tax	(51.2)	352.0	nm	(58.0)	-11.7%
Net Financial Results	(85.6)	351.4	nm	(56.9)	50.5%

Total 4Q10 income tax was an expense of R$85.6mm, versus a benefit of R$351.4mm in 4Q09 and an expense of R$56.9mm in 3Q10. The R$34.4mm expense in the current income tax line was basically due to the increase in taxable income calculated in accordance with Law 6,404/76. The variation in the deferred income tax line was a result of the recognition of VRG’s tax losses due to the expected generation of future taxable income (as disclosed in the 4Q09 release).

In comparison with the previous quarter, the variation in the deferred income tax line was caused by the reduced appreciation of the Real against the Dollar, generating temporary differences on the exchange variation in financial leasing operations.

Net Result

GOL posted net income of R$132.2mm in 4Q10, versus R$397.8mm in 4Q09 and R$110.0mm in 3Q10, chiefly due to: (i) the combined effect of the 7.0% increase in demand and the 12.9% upturn in yields in a quarter marked by a high degree of seasonality; (ii) the average 3.0% appreciation of the Real against the Dollar; and (iii) lower aircraft maintenance costs due to fewer engine removals.

Liquidity and Indebtedness

Total Liquidity (R$ MM)	4Q10	4Q09	Var.%	3Q10	Var.%
In Reais	2,281.6	1,961.0	16.3%	2,084.8	9.4%
Cash and Financial Assets	1,978.6	1,441.7	37.2%	1,767.7	11.9%
Short Term Receivables	303.1	519.3	-41.6%	317.1	-4.4%
Total Liquidity	2,281.6	1,961.0	16.3%	2,084.8	9.4%

Total cash ended the quarter at R$1,978.6mm (cash balance of R$1,956.0mm, plus R$22.6mm in immediate liquidity financial assets), 11.9% up on 3Q10 and 37.2% more than in 4Q09, equivalent to 5.7 times obligations due in the next 12 months.

GOL closed 2010 with a cash balance equivalent to 28.3% of LTM net revenue, exceeding its initial target of at least 25% of LTM net revenue. This demonstrates GOL’s ability to generate operational cash flow while reducing its leverage and liquidity risks, putting it among the strongest airlines in the world in terms of cash balance and profitability.

Total cash closed the quarter at approximately R$2.0bn, having already exceeded the annual cash balance target of at least 25% of LTM net revenue.

Short-term receivables include flight sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 4Q10, these receivables totaled R$303.1mm, 4.4% down on the R$317.1mm recorded in 3Q10, chiefly due to the decrease in sales volume (forward bookings effect), caused by: (i) fewer promotions during the period, and: (ii) dynamic fare management, which focused on increasing yields in a quarter of strong demand.

The 41.6% decline over the R$519.3mm recorded in 4Q09 was due to the larger number of discounted trade notes and the fact that 4Q09 had more forward bookings due to the more competitive second-half price scenario.

Financing Debt (R$ MM)	4Q10	4Q09	Var.%	3Q10	Var.%
Aircraft Financing	1,680.1	1,800.8	-92.1%	1,623.9	-89.7%
Finance Leases	1,680.1	1,557.4	7.9%	1,523.1	10.3%
PDP Facility	-	243.4	-100.0%	100.8	-100.0%
Loans and Financings	2,006.9	1,313.1	52.8%	1,949.0	3.0%
Loans and Financings (ex-perpetual notes)	1,709.1	1,003.0	70.4%	1,646.4	3.8%
Perpetual Notes	297.8	310.1	-4.0%	302.6	-1.6%
Accumulated Interest	53.7	19.9	169.8%	31.0	73.2%
Gross Debt	3,740.7	3,133.8	19.4%	3,603.9	3.8%
Operating Leases (off-balance)	2,105.7	2,498.6	-15.7%	2,302.5	-8.5%
Total Loans and Financing	5,846.4	5,632.4	3.8%	5,906.4	-1.0%

* the sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.

In 2010, GOL achieved its goal of deleveraging its balance sheet and extending its financial commitments, eliminating the risk of having to refinance debt maturing within the next three years. On December 31, 2010, total loans and financings came to R$3,704.7mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 8.6 years and an average rate of 11.2% for local-currency debt and 6.5% for dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$3,442.9mm, 4.3% up on 3Q10, due to: (i) the contracting of a working capital loan of approximately R$84mm; and (ii) the 10.3% increase in aircraft financing as a result of the addition of four aircraft under financial leasing in 4Q10.

Total financial obligations, comprising the gross debt recorded in the balance sheet and projected operational leasing payments between 2010 and 2021, came to R$5,846.4mm, 1.0% down on 3Q10 mainly as a result of the 1.7% appreciation of the Dollar against the Real between the periods and the higher share of aircraft under operational leasing.  In comparison with 4Q09, total financial obligations increased by 3.8%, due to: (i) the 4th debenture issue totaling R$600mm; and (ii) the issue of senior notes maturing in 2020 (both of which disclosed in the 3Q10 release). These factors were partially offset by the settlement of working capital loans and PDP facilities.

Aircraft Financing (R$ MM)	4Q10	4Q09	Var.%	3Q10	Var.%
Short Term (Foreign Currency)	146.6	380.1	-61.4%	220.7	-33.6%
PDP Facility	-	243.4	100.0%	100.8	100.0%
Finance Leases	146.6	136.7	7.2%	119.9	22.3%
Long Term Debt (Foreign Currency)	1,533.5	1,420.7	7.9%	1,403.3	9.3%
Financial Leases	1,533.5	1,420.7	7.9%	1,403.3	9.3%
Total Aircraft Financing	1,680.1	1,800.8	-6.7%	1,624.0	3.5%

At the end of 4Q10, aircraft acquisition financing totaled R$1,680.1mm, composed of financial leasing operations, which correspond to financial expenses paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, also backed by the U.S. Ex-Im Bank. In comparison with 3Q10, there was a 10.3% increase due to the addition of four aircraft under financial leasing, partially offset by: (i) the settlement of the PDP facility; (ii) period amortizations; and (iii) the 1.7% decline in the end-of-period Dollar exchange rate.

Financial Debt Schedule (R$ MM)	2011	2012	2013	2014	2015	> 2015	Total
	129.0	40.6	35.3	17.5	598.0	9.1	829.5
BDMG I e II	83.8	-	-	-	-	-	83.8
BNDES	3.4	3.3	6.4	4.4	4.1	9.1	30.7
BNDES-Safra	14.3	8.4	-	-	-	-	22.7
Debentures	27.5	28.9	28.9	13.1	-	-	98.4
BDMG I e II	-	-	-	-	593.9	-	593.9
Foreign Currency	16.6	13.9	13.9	-	-	835.1	879.5
IFC	13.9	13.9	13.9	-	-	-	41.7
FINIMP	2.7	-	-	-	-	-	2.7
Senior Notes	-	-	-	-	-	835.1	835.1
Total	145.6	54.5	49.2	17.5	598.0	844.2	1,709.0
% of total in foreign currency	11%	26%	28%	-	-	99%	51%

Financial Ratios	4Q10	4Q09	Var.%	3Q10	Var.%
% of Foreign Currency Debt (balance sheet)	76.4%	81.3%	-4.8pp	79.1%	-2.7pp
Cash and Equivalents as % of LTM Net Revenues	28.3%	23.9%	+4.4pp	26.3%	+2.1pp
Net Debt (R$ MM)	1,762.6	1,692.3	4.2%	1,836.2	-4.0%
Net Debt Excluding Perpetual Bond & PDP Facility	1,464.8	1,138.7	28.6%	1,432.8	2.2%
Net Financial Commitments	3,868.0	4,190.8	-7.7%	4,138.7	-6.5%
Adjusted Gross Debt	7,630.6	7,688.7	-0.8%	7,532.4	1.3%
Adjusted Net Debt	5,652.1	6,247.0	-9.5%	5,764.7	-2.0%
Adjusted Gross Debt/EBITDAR LTM	5.0x	6.4x	-21.9%	5.6x	-10.7%
Adj. Gross Debt/EBITDAR + Interest Revenue LTM	4.6x	5.6x	-27.0%	5.2x	-11.5%
Adjusted Net Debt/EBITDAR	3.7x	5.2x	-28.8%	4.3x	-14.0%
Adjusted Net Debt/EBITDAR + Interest Revenue LTM	3.4x	4.5x	-33.3%	4.0x	-15.0%
Adj. Gross Debt to Adj. Capitalization (balance sheet)	0.7x	0.7x	0.0%	0.7x	0.0%
Adj. Gross Debt to Adj. Capitalization (market cap)	1.0x	0.6x	66.7%	0.6x	66.7%
EBITDA / Financial Expenses*	2.9x	2.0x	61.3%	2.5x	16.0%
Financial Commitments */EBITDAR*	2.5x	3.5x	-28.6%	3.1x	-19.4%

1Financial commitments (gross debt + operational leasing contracts, in accordance with note 25 of the financial statements) less cash and cash equivalents and short-term financial investments

2Gross Debt + LTM operational leasing expenses x 7

3Adjusted gross debt less and cash equivalents and short-term financial investments

3Price of R$25.10 per share.

Loans and Financings (R$MM)	4Q10	4Q09	Var.%	3Q10	Var.%
Short Term	346.0	591.7	-41.5%	337.6	2.5%
In Reais	181.9	180.5	0.8%	42.4	329.4%
Working Capital	83.8	160.0	-47.6%	-	nm
BNDES	14.4	14.4	0.0%	14.4	0.0%
BNDES-Safra	27.6	-	nm	23.0	19.8%
BDMG	3.4	2.8	20.6%	3.5	-2.9%
Debentures	-	-	nm	-	nm
Interest	52.8	3.3	1,494.9%	1.5	3,338.0%
In Foreign Currency	164.2	411.2	-60.1%	295.3	-44.4%
Working Capital	-	-	nm	-	nm
PDP Facility	-	243.4	nm	100.8	nm
IFC Loan	13.9	14.5	-4.3%	42.4	-67.2%
FINIMP	2.7	-	nm	2.8	-1.6%
Financial Leases	146.6	136.7	7.3%	119.9	22.3%
Interest	0.9	16.6	-94.5%	29.5	-96.9%
Long-Term	3,096.9	2,232.1	38.7%	2,963.7	4.5%
In Reais	700.5	406.8	72.2%	711.6	-1.6%
BNDES	8.4	22.7	-63.2%	12.0	-30.0%
BNDES-Safra	70.9	-	nm	78.2	-9.2%
BDMG	27.3	10.1	171.8%	27.9	-2.0%
BDMG II	-	-	nm	-	nm
Debentures	593.9	374.0	58.8%	593.5	nm
In Foreign Currency	2,396.4	1,825.3	31.3%	2,252.1	6.4%
IFC Loan	27.8	43.5	-36.2%	-	nm
Financial Leases	1,533.5	1,420.7	7.9%	1,403.3	9.3%
Senior Notes	835.1	361.0	131.3%	848.9	-1.6%
Gross Debt Including Perpetual Bonds	3,442.9	2,823.8	21.9%	3,301.3	4.3%
Perpetual Bonds	297.8	310.1	-4.0%	302.6	-1.6%
Gross Debt	3,740.7	3,133.9	19.4%	3,604.0	3.8%

* Some calculations may not match due to rounding up or down.

Fleet and Fleet Plan

The Company closed 4Q10 with an operational fleet of 114 aircraft and a total fleet of 125 aircraft, with an average age of 6.8 years. This quarter, GOL took delivery of two Boeing 737-800NG SFPs, replacing one Boeing 737-300 and two Boeing 737-800s.

Operating Fleet	Seats(1)	4Q10	4Q09	Var,#	3Q10	Var,#
Regular Flights
B737-300	141	-	3	(3)	1	(1)
B737-700 NG	144	40	43	(3)	40	-
B737-800 NG	177	15	18	(3)	15	-
B737-800 NG SFP	187	55	44	11	52	3
Sub Total	18,280	110	108	2	108	2
Charters	Seats(2)	4Q10	4Q09	Var,#	3Q10	Var,#
B767-300 ER	218	4	-	4	4	-
Sub Total(2)	19,152	114	108	6	112	2
Non Operating Fleet	Seats(1	4Q10	4Q09	Var,#	3Q10	Var,#
B737-300(3)	141	3	8	(4)	3	-
B737-700 NG	144	2	0	2	2	-
B737-800 NG	177	4	5	(2)	2	2
B737-800 NG SFP	187	-	-	-	-	-
B767-300 ER (3)	218	2	6	(4)	2	-
Sub Total(4)	1,501	11	19	(8)	9	2
Total	20,653	125	127	(2)	121	4

(1) Total number of seats in 4Q10.

(2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).

(3) The three B737-300s excluded from the operational fleet but still part of the total fleet are grounded and in the final stages of devolution. These aircraft are no longer in the Company’s total fleet for 2011.

(4) Of the six B767-300/200s, one is sub-leased to an American airline and another is wet-leased to a Brazilian airline for flights between Brazil and Angola. The remaining four B767-300/200s were reinstated in the operating fleet to meet growing demand for long-haul charter flights.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 125 aircraft, 86 were under operational leases and 39 under financial leases. GOL also has purchase options on 33 aircraft when their leasing contracts terminate.

Operating Fleet Plan	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG*	75	79	81	85	91
Total	115	119	121	125	131

* includes SFP (Short Field Performance) aircraft

Aircraft Payments Forecast (R$MM)	2011	2012	2013	2014	2015	>2015	Total
Pre-Delivered Deposits	191.2	402.0	478.8	444.1	360.9	67.0	1,943.9
Aircraft Acquisition Commitments	882.9	386.0	2,107.4	3,380.7	2,944.6	6,726.1	16,427.8
Total	1,074.1	788.0	2,586.2	3,824.7	3,305.6	6,793.1	18,371.7

* List prices

Capex

GOL invested R$67.7mm in 4Q09, 58% of which in the acquisition of aircraft for delivery between 2011 and 2013 (pre-delivery deposits); 28% in the purchase of parts; and 14% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the third hangar). Year-to-date investments totaled R$462.3mm, 63% of which in pre-delivery deposits for aircraft acquisitions, 30% in parts purchases and 4% in bases, IT and the expansion of the maintenance center. The total estimated capex investments expected for 2011 is between R$500 and R$550 million.

Ownership Breakdown

	ON	%	PN	%	Total	%
Investment Fund in Volluto Participations	137,032,718	100.0	35,963,279	27.0	172,995,997	64.0
Board	16	-	1,891,842	1.4	1,891,858	0.7
Treasury Stocks	-	-	454,425	0.3	454,425	0.2
Free-Float	-	-	94,994,388	71.3	94,994,388	35.1
Total	137,032,734	100.0	133,303,934	100.0	270,336,668	100.0

Summary: 2011 Guidance

2011 Guidance	Scenario
	Worst	Best
Brazilian GDP Growth	4.0%	5.0%
Domestic Demand Growth (%RPKs)	10.0%	15.0%
Supply and Demand Growth in Relation to GDP	0.75x	1.0x
Passengers Tranported (MM)	33	36
GOL Capacity (ASKs billion)	48.0	51.5
Fleet (end of period)	115	115
Yield (R$ cents)	19.5	21.0
GOL Demand (RPKs billion)	32.0	35.0
Departures (000)	315	340
CASK Ex-fuel (R$ cents)	8.9	8.5
Fuel Liters Consumed (billion)	1.50	1.65
Fuel Price (R$/liter)	1.83	1.60
Average WTI (US$/barrel)	93	82
Average Exchange Rate (R$/US$)	1.80	1.70
Operating Margin (EBIT)	11.5%	14.0%

Complete information on GOL’s guidance can be found on the Company’s website www.voegol.com.br/ir, in the News – Press Releases section or by clicking here.

Contact

Investor Relations

Leonardo Pereira
Rodrigo Alves
Raquel Kim
Mario Liao

Phone: (+55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website: www.voegol.com.br/ri

Corporate Communications
Phone: (+55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone: 1 (212) 704-8196 / 704-4484

E-mail: meaghan.smith@edelman.com

or robby.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil, as well as 14 major destinations in South America and the Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of their class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company – via its GOL, Varig, Gollog, Smiles and VoeFácil brands – offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Balance Sheet (R$`000) IFRS	4Q10	3Q10	4Q09
Assets	9,063,847	8,793,816	8,720,120
Current Assets	2,704,852	2,488,915	2,403,204
Cash and Cash Equivalents	1,955,858	1,159,849	1,382,408
Financial Assets	22,606	457,878	40,444
Restricted Cash	-	150,015	18,820
Trade and Other Receivables	303,054	317,058	519,308
Inventories of Parts and Suplies	170,990	157,095	137,959
Recoverable Income Taxes	88,143	112,971	86,125
Deposits	-	-	50,429
Prepaid Expenses	123,003	94,474	124,728
Other Current Assets	41,198	39,575	42,983
Non-Current Assets	4,728,145	4,599,576	4,557,498
Property and Equipment, Net	3,460,968	3,328,034	3,325,713
Intangible Assets	1,267,177	1,271,542	1,231,785
Other Non-Current Assets	1,630,850	1,705,325	1,759,418
Prepaid Expenses	54,201	56,544	63,574
Deposits	715,377	1,127,015	1,178,375
Deferred Income Taxes	817,545	852,075	866,136
Restricted Cash	34,500	33,823	7,264
Other Current Assets	9,227	9,103	17,304
Liabilities and Shareholders’ Equity	9,063,847	8,793,816	8,720,120
Current Liabilities	1,659,864	1,563,596	2,439,258
Short-Term Borrowings	346,008	337,648	591,695
Accounts Payable	215,792	171,540	362,382
Salaries, Wages and Benefits	205,993	228,670	233,162
Tax Obligations	58,197	44,456	57,277
Sales Tax and Landing Fees	85,140	77,694	76,331
Advance Ticket Sales	517,006	453,923	561,347
Provisions	55,967	28,347	66,259
Mileage Program	26,200	65,276	92,541
Customers advance	24,581	51,345	126,059
Dividends payable	51,450	577	186,416
Other Current Assets	73,530	104,120	85,789
Non-Current Liabilities	4,474,814	4,394,894	3,670,876
Long-Term Debt	3,395,080	3,266,333	2,542,167
Mileage Program	181,456	190,387	221,414
Advance for Costumers	33,262	39,961	64,087
Deferred Income Taxes	642,185	621,111	562,303
Provision	88,911	85,897	76,834
Tax Obligations	99,715	99,753	88,642
Other Non-Current Liabilities	34,205	91,452	115,429
Shareholder’s Equity	2,929,169	2,835,326	2,609,986
Issued Share Capital	2,315,655	2,182,007	2,062,272
Capital Reserves	60,263	60,263	60,263
Treasury Shares	(11,887)	(11,887)	(11,887)
Other Reserves	11,073	3,774	818
Retained Earnings	554,065	601,169	498,520

Income Statement (R$’000) IFRS	4Q10	4Q09	% Var.	3Q10	% Var.	2010	2009	% Var.
Net operating revenues	1,869,841	1,617,649	15.6%	1,788,935	4.5%	6,979,447	6,025,382	15.8%
Passenger	1,697,951	1,405,130	20.8%	1,601,145	6.0%	6,277,657	5,306,530	18.3%
Cargo and Other	171,890	212,519	-19.1%	187,790	-8.5%	701,790	718,852	-2.4%
Operating Costs and Expenses	(1,607,935)	(1,498,484)	7.3%	(1,601,736)	0.4%	(6,281,652)	(5,612,090)	11.9%
Salaries, Wages and Benefits	(343,922)	(299,788)	14.7%	(312,472)	10.1%	(1,252,402)	(1,100,953)	13.8%
Aircraft Fuel	(584,630)	(451,872)	29.4%	(580,096)	0.8%	(2,287,410)	(1,813,104)	26.2%
Aircraft Rent	(138,887)	(144,444)	-3.8%	(130,403)	6.5%	(555,645)	(650,683)	-14.6%
Aircraft Insurance	(11,705)	(11,811)	-0.9%	(11,490)	1.9%	(47,757)	(56,324)	-15.2%
Sales and Marketing	(106,783)	(94,079)	13.5%	(90,713)	17.7%	(367,757)	(364,551)	0.9%
Landing Fees	(92,928)	(74,613)	24.5%	(83,658)	11.1%	(331,883)	(312,637)	6.2%
Aircraft and Traffic Servicing	(119,112)	(103,322)	15.3%	(110,883)	7.4%	(430,521)	(381,721)	12.8%
Maintenance Materials and Repairs	(54,579)	(148,294)	-63.2%	(134,003)	-59.3%	(422,950)	(417,212)	1.4%
Depreciation	(74,221)	(26,446)	180.7%	(63,253)	17.3%	(281,604)	(142,853)	97.1%
Other	(81,168)	(143,815)	-43.6%	(84,765)	-4.2%	(303,722)	(372,052)	-18.4%
Operating Result (EBIT)	261,906	119,165	119.8%	187,199	39.9%	697,795	413,292	68.8%
EBIT Margin	14.0%	7.4%	+6.6pp	10.5%	+3.5pp	10.0%	6.9%	+3.1pp
Other Income (expense)	(44,048)	(72,718)	-39.4%	(20,307)	116.9%	(311,299)	342,844	-190.8%
Interest Expense	(93,427)	(74,696)	25.1%	(84,621)	10.4%	(338,609)	(288,112)	17.5%
Interest Revenue	34,447	23,303	47.8%	28,181	22.2%	116,172	42,798	171.4%
Exchange Variation Gain (loss)	44,339	12,733	248.2%	90,541	-51.0%	46,023	710,725	-93.5%
Net Hedge Results	(26,530)	3,609	-835.1%	(46,989)	-43.5%	(117,022)	(80,332)	45.7%
Other Expenses, Net	(2,878)	(37,667)	-92.4%	(7,419)	-61.2%	(17,863)	(42,235)	-57.7%
Income (loss) Before Income Taxes	217,858	46,447	369.0%	166,892	30.5%	386,496	756,136	-48.9%
Income Taxes (expense) Benefit	(85,646)	351,377	-124.4%	(56,921)	50.5%	(172,299)	134,696	-227.9%
Net Income (loss)	132,212	397,824	-66.8%	109,971	20.2%	214,197	890,832	-76.0%
Net Margin	7.1%	24.6%	-17.5pp	6.1%	+0.9pp	3.1%	14.8%	-11.7pp
EBITDA	336,127	145,611	130.8%	250,452	34.2%	979,399	556,145	76.1%
EBITDA Margin	18.0%	9.0%	+9.0pp	14.0%	+4.0pp	14.0%	9.2%	+4.8pp
EBITDAR	475,014	290,055	63.8%	380,855	24.7%	1,535,044	1,206,828	27.2%
EBITDAR Margin	25.4%	17.9%	+7.5pp	21.3%	+4.1pp	22.0%	20.0%	+2.0pp

Cash Flow Statements (R$`000) IFRS	4Q10	4T09
Net income for the period	132,212	397,824
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,221	26,446
Provision for doubtful accounts	2,055	(14)
Provision for judicial lawsuits	9,604	5,650
Provision (reversal) of onerous contracts	(445)	2,080
Provision for invetories obsolescence	(172)	4,327
Deferred income taxes	51,243	(351,986)
Share-based payments	4,079	1,011
Exchange and monetary variations, net	(43,305)	(10,248)
Interest on loans, net	54,488	482,557
Financial instruments results, net	103,842	19,937
Other provisions	108,106	13,113
Mileage program	(48,007)	(123,951)
Return of aircraft provision	(4,805)	-
Other non-monetary items	(1,173)	(76,449)
Changes in operating assets and liabilities:
Trade and other receivables	11,948	33,871
Changes in inventories	(13,723)	40,520
Deposits	38,403	74,669
Prepaid expenses, recoverable taxes and other credits	53,341	(39,708)
Other assets	3,984	26,987
Suppliers	44,252	19,537
Advance ticket sales	63,083	22,404
Advances from customers	(33,464)	224,138
Salaries, wages and benefits	(27,168)	86,357
Sales tax and landing fees	7,446	6,578
Tax obligations	(1,191)	(4,670)
Provisions	(84,318)	(181,160)
Other liabilities	21,920	192,246
Cash provided by operating activities	526,456	892,066
Interest paid	(25,051)	(186,442)
Income tax paid	(15,736)	(31,156)
Net cash provided by operating activities	485,669	674,468

Cash flows from investing activities
Financial assets	127,509	443,361
Investments in restricted cash, net	457,201	(197,308)
Payment for property, plant and equipment	2,424	80,055
Payment for intangible assets	(1,427)	(2,808)
Net cash provided by investing activities	585,707	323,300

Cash flows from financing activities
Loans and Financings	(286,064)	(366,993)
Raises	(844,795)	(655,413)
Payments	558,731	288,420
Dividends paid	-	-
Capital increase	1,126	608,123
Net cash provided by financing activities	(284,938)	241,130

Effects of exchange rate changes on the balance of cash held in foreign currencies	9,571	(18,841)

Net decrease in cash and cash equivalents	796,009	1,220,057

Cash and cash equivalents at the beginning of the period	1,159,849	162,341
Cash and cash equivalents at the end of the period	1,955,858	1,382,398

Glossary of Industry Terms

Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

Lessor: the party renting a property or other asset to another party, the lessee.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

Revenue passenger kilometers (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long period, enabling one to make use of the resource without owning it.

Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.